United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

PRESS RELEASE
SIGNATURES

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Press Release

CVRD Dividend Payment

Rio de Janeiro, April 14, 2004 – Pursuant to the public announcement made on January 28, 2004, the Board of Directors of Companhia Vale do Rio Doce (CVRD) approved the payment of the first installment of its USD 1.43 per share minimum dividend for 2004. The minimum dividend was determined in accordance to the CVRD Dividend Policy publicly announced on November 13, 2002. The minimum dividend will be paid to shareholders in two equal installments, on April 30 and October 29, 2004, respectively.

The first installment of the minimum dividend will be paid according to the procedures previously announced on January 28, 2004:

1.	Distribution of interest on shareholders’ equity in the amount of R$ 790,709,788.18 (seven hundred and ninety million, seven hundred and nine thousand, seven hundred and eighty eight reais and eighteen cents) equivalent to BRL 2.06 (two Brazilian reais and six cents) per outstanding preferred share or common share. The value of R$ 2.06 per share is equal to US$ 0.715 per share converted into Brazilian reais by the 2.8851 BRL/USD exchange rate for the sale of USD (Ptax – option 5 code), as informed by the Central Bank of Brazil on April 13, 2004.

2.	The payment will take place from April 30, 2004, onwards. The distribution of interest on shareholders’ equity is subject to withholding income tax at a rate of 15%, in accordance to the Law 9,249 of December 26, 1995.

This payment is in line with CVRD’s Dividend Policy. Its main goal is to diminish uncertainties to the Company’s shareholders, guaranteeing a minimum annual return since the first month of year.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer